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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of: February 2005

                                    001-31609
                            (Commission File Number)

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                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                     Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

        Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                            Yes |_| No |X|

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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        On January 27, 2005, Vodacom Group (Proprietary Limited),
Telkom SA Limited's ("Telkom") 50% joint venture, announced that they had surpassed the 14 million customer mark as at December 31, 2004. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        On February 1, 2005, Telkom issued a press release announcing proposed changes to its employee retrenchment process. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        On February 14, 2005, Telkom issued a press release announcing that all three Telkom unions endorsed Telkom's headcount strategy. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in the exhibits incorporated by reference herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and Telkom's other filings with the SEC, which are available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt; the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates; our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.










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Exhibit      Description
-------      -----------


99.1 Press release, dated January 27, 2005, issued by Vodacom Group (Proprietary) Limited, Telkom SA Limited's ("Telkom") 50% joint venture, announcing that they had surpassed the 14 million customer mark as at December 31, 2004.

99.2 Press release, dated February 1, 2005, issued by Telkom, announcing proposed changes to its employee retrenchment process.

99.3 Press release, dated February 14, 2005, issued by Telkom, announcing that all three Telkom unions endorsed Telkom's headcount strategy.



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                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 TELKOM SA LIMITED



                                                 By: /s/ Kaushik Patel
                                                 -------------------------------
                                                         Kaushik Patel
                                                         Chief Financial Officer


Date:   February 21, 2005